UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated: November 18, 2009
Commission File Number: 001-32520
ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)
18 Zerva Nap. Str.
166 75 Glyfada
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑

Information Contained in this Report on Form 6-K
Attached hereto is a copy of the Notice of Special General Meeting of Shareholders and Proxy Statement of Aries Maritime Transport Limited dated November 18, 2009 for the Special General Meeting of Shareholders to be held on December 4, 2009.

November 18, 2009
TO THE SHAREHOLDERS OF
ARIES MARITIME TRANSPORT LIMITED
     Enclosed is a Notice of a Special General Meeting of Shareholders of Aries Maritime Transport Limited (the “Company”) which will be held at 83 Akti Miaouli and Flessa Piraeus 18538 Greece, on December 4, 2009 at 11:00 a.m. local time, and related materials.
     At this Special General Meeting of Shareholders (the “Meeting”), the shareholders of the Company will consider and vote upon proposals:
     1. To approve a change of the name of the Company to NewLead Holdings Ltd. (the “Name Change”);
     2. To approve an amendment to the bye-laws of the Company (the “Bye-law Amendment”); and
     3. To transact other such business as may properly come before the meeting or any adjournment thereof.
     Adoption of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the Meeting.
     You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.
     ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Michail S. Zolotas Chief Executive Officer

ARIES MARITIME TRANSPORT LIMITED
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 4, 2009
     NOTICE IS HEREBY given that the Special General Meeting of Shareholders of Aries Maritime Transport Limited (the “Company”) will be held at 83 Akti Miaouli and Flessa Piraeus 18538 Greece, on December 4, 2009 at 11:00 a.m. local time, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To approve a change of the name of the Company to NewLead Holdings Ltd.;

2.	To approve an amendment to the bye-laws of the Company as follows:

Bye-law 35.1 shall be amended by deleting the words “signed by, or in the case of a Member that is a corporation whether or not a company within the meaning of the Act, on behalf of, all the Members who at the date of the resolution would be entitled to attend the meeting and vote on the resolution” at the end of the bye-law and replacing them with the words “in accordance with the provisions of section 77A of the Act;” and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.
     The board of directors has fixed the close of business on October 27, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special General Meeting or any adjournment or postponement thereof.
     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
     IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order Of The Board Of Directors Olga Lambrianidou Secretary
November 18, 2009
Hamilton, Bermuda

ARIES MARITIME TRANSPORT LIMITED

PROXY STATEMENT
FOR
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 4, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
     The enclosed proxy is solicited on behalf of the board of directors of Aries Maritime Transport Limited, a Bermuda company (the “Company”), for use at the Special General Meeting of Shareholders to be held at 83 Akti Miaouli and Flessa Piraeus 18538 Greece, on December 4, 2009 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Special General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about November 18, 2009.
VOTING RIGHTS AND OUTSTANDING SHARES
     On October 27, 2009 (the “Record Date”), the Company had outstanding 48,027,155 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Two or more shareholders present in person at the Meeting or by proxy representing in excess of one third of the total issued voting shares of the Company shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Special General Meeting of Shareholders.
     The Common Shares are listed on The Nasdaq Global Market under the symbol “RAMS.” As soon as practical following approval of Proposal One, the Company plans to effectuate the name change and change its trading symbol to “NEWL.”
REVOCABILITY OF PROXIES
     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office at Cannons Court 22 Victoria Street P.O. Box HM 1179 Hamilton HM EX Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
THE NAME CHANGE
     The board of directors has unanimously approved and recommends that the shareholders approve the Name Change. The reasons for this proposed change are to better reflect our branding and direction.
No Dissenter’s Rights
     You will not experience any change in your rights as a shareholder as a result of the Name Change. Neither Bermuda law nor our bye-laws provide for appraisal or other similar rights for dissenting shareholders in connection with the Name Change, and we do not intend to independently provide shareholders with any such right. Accordingly, you will have no right to dissent and obtain payment for your shares in connection with the Name Change.
Approval Required
     If this proposal is submitted to our shareholders for approval, the approval of holders of a majority of the shares of the votes cast at the meeting will be required for approval of the proposal.
PROPOSAL TWO
THE BYE-LAW AMENDMENT
     The board of directors has unanimously approved and recommends that the shareholders approve the Bye-law Amendment. The reason for this proposed change is to enable the Company to take advantage of certain changes to the Bermuda Companies Act which now permits written resolutions to be approved by a majority of the shareholders rather than unanimously.
No Dissenter’s Rights
     You will not experience any change in your rights as a shareholder as a result of the Bye-law Amendment. Neither Bermuda law nor our bye-laws provide for appraisal or other similar rights for dissenting shareholders in connection with the Bye-law Amendment, and we do not intend to independently provide shareholders with any such right. Accordingly, you will have no right to dissent and obtain payment for your shares in connection with the Bye-law Amendment.
Approval Required
     If this proposal is submitted to our shareholders for approval, the approval of holders of a majority of the shares of the votes cast at the meeting will be required for approval of the proposal.
     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE NAME CHANGE AND THE BYE-LAW AMENDMENT.

SOLICITATION
     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
     Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
     No other matters are expected to be presented for action at the Meeting.
By Order of the Board of Directors
Olga Lambrianidou
Secretary
November 18, 2009
Hamilton, Bermuda

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED (registrant)
Dated: November 18, 2009	By:	/s/ Allan L. Shaw
Allan L. Shaw
Chief Financial Officer